EXHIBIT 12
                           HASBRO, INC. AND SUBSIDIARIES

                 Computation of Ratio of Earnings to Fixed Charges
                           Fiscal Years Ended in December

                               (Thousands of Dollars)


                               1994      1993      1992      1991      1990
                               ----      ----      ----      ----      ----

Earnings available for
 fixed charges:
  Net earnings              $175,033   200,004   179,164    81,654    89,182
  Add:
   Cumulative effect of
    change in accounting
    principles                 4,282         -         -         -         -
   Fixed charges              44,280    42,839    48,050    52,801    23,185
   Taxes on income           112,254   125,206   113,212    63,897    63,266
                             -------   -------   -------   -------   -------
    Total                   $335,849   368,049   340,426   198,352   175,633
                             =======   =======   =======   =======   =======

Fixed charges:
  Interest on long-term
   debt                     $ 11,179    10,178    16,932    22,913     6,856
  Other interest charges      19,610    19,636    18,959    19,417     9,620
  Amortization of debt
   expense                       429       386       623       267        47
  Rental expense representa-
   tive of interest factor    13,062    12,639    11,536    10,204     6,662
                             -------   -------   -------   -------   -------
    Total                   $ 44,280    42,839    48,050    52,801    23,185
                             =======   =======   =======   =======   =======

Ratio of earnings to fixed
 charges                        7.58      8.59      7.08      3.76      7.58
                             =======   =======   =======   =======   =======